June 27, 2013

Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Mondelēz International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 25, 2013

File No. 1-16483

Dear Mr. Skinner,

This letter confirms that Mondelēz International, Inc. (the “Company”) received the June 20, 2013 comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (filed February 25, 2013).

The Company requires additional time to respond to the comment letter. Accordingly, we advise the Staff that the Company will provide its response to these comments on or prior to July 19, 2013.

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (847) 943-4373.

Sincerely,

/s/ Carol J. Ward

Carol J. Ward

Vice President and

Corporate Secretary

cc:	Lily Dang